Sede legale: Piazza degli Affari, 2 - 20123 Milano

September 11, 2013

Mr. Larry Spirgel - Assistant Director
Mr. Joseph M. Kempf – Senior Staff Accountant
Ms. Ivette Leon – Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for the fiscal year ended December 31, 2012 Filed April 16, 2013 File No. 1-13882

Dear Mr. Spirgel, Mr. Kempf and Ms. Leon:

Thank you very much for your letter dated September 5, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2012, (the “2012 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

We hereby confirm that we will submit our responses to the Staff’s comments on the 2012 Form 20-F on or before September 30, 2013.

We would like to express our appreciation for your cooperation. Please do not hesitate to contact our counsel, Jeffrey M. Oakes, (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886) or the undersigned to discuss any questions or comments.

Very truly yours,
/s/ Piergiorgio Peluso Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell LLP Paolo Caccini PricewaterhouseCoopers S.p.A.